 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Famous Dave’s of America, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

307062106
(CUSIP Number)

March 13, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 307062106

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		121,873
PERSON WITH	7	SOLE DISPOSITIVE POWER

- 0 -
	8	SHARED DISPOSITIVE POWER

121,873
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,873*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%*
12	TYPE OF REPORTING PERSON

IA, PN

*Includes 21,422 shares of Common Stock currently issuable upon the exercise of certain rights.

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CUSIP NO. 307062106

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		644,416
PERSON WITH	7	SOLE DISPOSITIVE POWER

-0-
	8	SHARED DISPOSITIVE POWER

644,416
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

644,416*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.6%*
12	TYPE OF REPORTING PERSON

IA, OO

*Includes 105,017 shares of Common Stock currently issuable upon the exercise of certain rights.

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CUSIP NO. 307062106

1	NAME OF REPORTING PERSON

	DAVID L. KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
		(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		37,258
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		644,416
PERSON WITH	7	SOLE DISPOSITIVE POWER

		37,258
	8	SHARED DISPOSITIVE POWER

		644,416
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	681,674*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.1%*
12	TYPE OF REPORTING PERSON

	IN

*Includes 111,566 shares of Common Stock currently issuable upon the exercise of certain rights.

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CUSIP NO. 307062106

Item 1(a).	Name of Issuer:

Famous Dave’s of America, Inc. (the "Issuer")

Item 1(b).	Address of Issuer’s Principal Executive Offices:

12701 Whitewater Drive, Suite 190, Minnetonka, Minnesota 55343

Item 2(a).	Name of Person Filing:

This statement is filed by Philotimo Fund LP, a Delaware limited partnership (“Philotimo”), Kanen Wealth Management, LLC, a Florida limited liability company (“KWM”) and David L. Kanen. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

KWM is the general partner of Philotimo. Mr. Kanen is the managing member of KWM. By virtue of these relationships, KWM may be deemed to beneficially own the Shares (as defined below) owned by Philotimo and Mr. Kanen may be deemed to beneficially own the Shares (as defined below) owned by each of Philotimo and KWM.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of each of Philotimo, KWM and Mr. Kanen is 5850 Coral Ridge Drive, Suite 309, Coral Springs, Florida 33076

Item 2(c).	Citizenship:

Philotimo is organized under the laws of the State of Delaware. KWM is organized under the laws of the State of Florida. Mr. Kanen is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP Number:

307062106

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	/ /	Not Applicable
(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

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CUSIP NO. 307062106

(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).
(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on March 15, 2018.

Philotimo
(a)	Amount beneficially owned:

121,873 Shares (Includes 21,422 shares of Common Stock currently issuable upon the exercise of certain rights)

(b)	Percent of class:

1.6% (based upon 21,422 shares of Common Stock current issuable upon the exercise of certain rights and 7,391,315 Shares outstanding, which is the total number of Shares outstanding as of February 20, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2018).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

121,873 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

121,873 Shares

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CUSIP NO. 307062106

KWM
(a)	Amount beneficially owned:

644,416 Shares (Includes 105,017 shares of Common Stock currently issuable upon the exercise of certain rights)

(b)	Percent of class:

8.6% (based upon 105,017 shares of Common Stock currently issuable upon the exercise of certain rights and 7,391,315 Shares outstanding, which is the total number of Shares outstanding as of February 20, 2018 as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2018).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

644,416 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

644,416 Shares

Mr. Kanen

(a)	Amount beneficially owned:

681,674 Shares (Includes 111,566 shares of Common Stock currently issuable upon the exercise of certain rights)

(b)	Percent of class:

9.1% (based upon 111,566 shares of Common Stock currently issuable upon the exercise of certain rights and 7,391,315 Shares outstanding, which is the total number of Shares outstanding as of February 20, 2018 as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on March 5, 2018).

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

37,258 Shares

(ii)	Shared power to vote or to direct the vote

644,416 Shares

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CUSIP NO. 307062106

(iii)	Sole power to dispose or to direct the disposition of

37,258 Shares

(iv)	Shared power to dispose or to direct the disposition of

644,416 Shares

KWM is the general partner of Philotimo. Mr. Kanen is the managing member of KWM. By virtue of these relationships, KWM may be deemed to beneficially own the Shares owned by Philotimo and Mr. Kanen may be deemed to beneficially own the owned by each of Philotimo and KWM.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed with the Securities and Exchange Commission on February 14, 2018.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 307062106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 15, 2018	KANEN WEALTH MANAGEMENT, LLC

	By:	/s/ David L. Kanen
		Name:	David L. Kanen
		Title:	Managing Member

PHILOTIMO FUND, LP
By:	Kanen Wealth Management, LLC its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
DAVID L. KANEN

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